Dr. Lionel L. Reilly
President and Chief Executive Officer
Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, NE 68138

April 4, 2005

VIA EDGAR

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Form 10-K for the year ended July 31, 2004 File No. 0-26326

Dear Mr. Moran:

     In response to the Securities and Exchange Commission’s comment letter dated March 22, 2005, Professional Veterinary Products, Ltd. (the “Company”) has prepared the following responses to questions 1-11.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9 Operating Segments, page 13

1.	In your discussion of operating segments in future filings explain why your logistics business segment has experienced a decreasing trend in operations over the recent three year period, your direct customer services segment is experiencing dramatic growth and your wholesale distribution operations has remained fairly consistent over the same three year reporting period. In your response please show us what your revised disclosures will look like.

Mr. Michael Moran
April 4, 2005

Wholesale Distribution

     Net sales and other revenue for our wholesale distribution segment were $333.3 million in 2004, $297 million in 2003 and $239.8 million in 2002. The increase in net sales and other revenue in 2004 over 2003 resulted primarily from an increase in sales to customers in the animal health industry. The increase in net sales and other revenue in 2003 over 2002 resulted primarily from an increase in sales to customers in the animal health industry.

     Gross profit for our wholesale distribution segment was $30 million in 2004, $27.4 million in 2003 and $19.9 million in 2002. The increase in gross profit in 2004 over 2003 was primarily due to increased sales. Partially offsetting this increase is due to changes in manufacturer’s contracts and reductions in sales performance incentives earned by this business segment. The increase in gross profit in 2003 over 2002 was primarily due to increased sales and increases in sales performance incentives earned by this business segment.

     Operating, general and administrative expenses for our wholesale distribution segment were $24.7 million in 2004, $22.2 million in 2003 and $17.8 million in 2002. The increase in operating, general and administrative expenses in 2004 over 2003 was primarily due to support the increase in revenue. The increase in operating, general and administrative expenses in 2003 over 2002 was primarily due to support the increase in revenue.

     Operating income for our wholesale distribution segment was $5.3 million in 2004, $5.2 million in 2003 and $2.1 million in 2002. The increase in operating income in 2004 over 2003 was primarily due to an increase in sales to customers in the animal health industry. Partially offsetting this increase is due to changes in manufacturer’s contracts, reduction in sales performance incentives earned by the business segment, and an increase in operating, general and administrative expenses. The increase in operating income in 2003 over 2002 was primarily due to an increase in sales to customers in the animal health industry and increases in sales performance incentives earned by this business segment. Partially offsetting these increases was an increase in operating, general and administrative expenses.

Logistic Services

     Net sales and other revenue for our logistic services segment were $1.2 million in 2004, $2.1 million in 2003 and $2.6 million in 2002. The decrease in net sales and other revenue in 2004 over 2003 resulted from a decrease in sales to other animal health wholesalers. The decrease in net sales and other revenue in 2003 over 2002 resulted from a decrease in sales to other animal health wholesalers.

     Gross profit for our logistic services segment was $56 thousand in 2004, $121 thousand in 2003 and $36 thousand in 2002. The decrease in gross profit in 2004 over 2003 resulted from a decrease in sales to other animal health wholesalers. The increase in gross profit in 2003 over 2002 resulted from an increase in profit margins to other animal health wholesalers.

     Operating, general and administrative expenses for our logistic services segment were $0 in 2004, $1 thousand in 2003 and $1 thousand in 2002. The decrease in operating, general and administrative expenses in 2004 over 2003 resulted from a decrease in sales to other animal health wholesalers. There was no change in operating, general and administrative expenses in 2003 over 2002.

     Operating income for our logistic services segment was $56 thousand in 2004, $120 thousand in 2003 and $35 thousand in 2002. The decrease in operating income in 2004 over 2003 resulted from a decrease in sales to other animal health wholesalers. The increase in operating income in 2003 over 2002 resulted from an increase in profit margins to other animal health wholesalers.

Direct Customer Services

     Net sales and other revenue for our direct customer services segment were $31.5 million in 2004, $24.2 million in 2003 and $1 million in 2002. The increase in net sales and other revenue in 2004 over 2003 resulted from an increase in sales to producers in the animal health industry. The increase in net sales and other revenue in 2003 over 2002 resulted from an increase in sales to producers in the animal health industry.

Mr. Michael Moran
April 4, 2005

     Gross profit for our direct customer services segment was $4.2 million in 2004, $3.4 million in 2003 and $.1 million in 2002. The increase in gross profit in 2004 over 2003 was primarily due to an increase in sales to producers in the animal health industry. Partially offsetting this increase is due to changes in manufacturer’s contracts and reductions in sales performance incentives earned by this business segment. The increase in gross profit from 2003 over 2002 was primarily due to increased sales to producers in the animal health industry and an increase in sales performance incentives earned by this business segment.

     Operating, general and administrative expenses for our direct customer services segment were $4 million in 2004, $3.5 million in 2003 and $.1 million in 2002. The increase in operating, general and administrative expenses in 2004 over 2003 was primarily due to support the increase in revenue. The increase in operating, general and administrative expenses in 2003 over 2002 was primarily due to support the increase in revenue.

     Operating income (loss) for our direct customer services segment was $.2 million in 2004, $(.1) million in 2003, and $0 in 2002. The increase in operating income in 2004 over 2003 was primarily due to increased sales. Partially offsetting this increase is due to changes in manufacturer’s contracts, reductions in sales performance incentives earned by this business segment, and an increase in operating, general and administrative expenses. The decrease in operating income in 2003 over 2002 was primarily due to an increase in operating, general and administrative expenses. Partially offsetting this decrease was an increase in sales to producers in the animal health industry and an increase in sales performance incentives earned by this business segment.

Contractual Obligations and Commitments, page 13

2.	Please disclose scheduled interest payments for long-term obligations in your table of contractual obligations. When interest rates are variable and unknown, estimates of future variable rate interest payments may be included or excluded provided you include the appropriate disclosure in a footnote to the table. Please show us what your revised disclosures will look like. See the instructions to Item 303(a) of Regulation S-K.

     The Company feels that scheduled interest payments for long-term obligations should not be included in the table of contractual obligations or applicable footnotes to the financials.

     According to instruction 3 of Item 303(a) of Regulation S-K, discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. The Company believes that future interest payments will not have an impact on future operations and it has not had an impact in the past.

     According to instruction 4 of Item 303(a) of Regulation S-K, where consolidated financial statements reveal material changes from year to year in one or more line items, the causes for changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole. To the extent relating to interest payments on long-term debt obligations, the consolidated financial statements of the Company do not reveal material changes from year to year that would constitute a disclosure.

Consolidated Balance Sheets, page F-2

3.	We note shareholders of common stock may not sell, assign or otherwise transfer their common shares, except back to you, and that you are also required to repurchase the share of stock in the event of the shareholders’ death. Please tell us why the common shares classified in stockholders’ equity of the consolidated balance sheets do not

Mr. Michael Moran
April 4, 2005

qualify as shares subject to mandatory redemption defined in paragraph 9 of SFAS No. 150 and as further illustrated in paragraph A.6 of the Statement.

     The Wholesale Distribution segment, a wholesaler of pharmaceuticals and other veterinary related items, distributes products primarily to Company shareholders who are licensed veterinarians or business entities comprised of licensed veterinarians. These customer types include corporations, single member LLC, multi member LLC, partnership, and sole proprietor.

     SFAS 150, paragraph 9 states “A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.”

     Specifically, the Company’s common stock would be mandatorily redeemable upon the death of the individual who holds it, which is an event that is certain to occur. The customer types which fall within the scope of SFAS No. 150 would be the single member LLC and the sole proprietor. Customer types, which are not within the scope of SFAS 150, are corporations, multi member LLCs, and partnerships.

Consolidated Statements of Stockholders’ Equity, page F-4

4.	Please tell us and revise future filings to clarify how you account for common shares issued on subscription under the existing payment plans and the associated monthly finance charges. Specifically tell us:

a.	Whether you issued shares before consideration is received, during partial payment or after all consideration is received;

b.	How you journalize the collection of payments and the issuances of common shares;

c.	What the net change in “accounts receivable, stock” represents and why it is not reflected as a reduction in stockholders’ equity; and

d.	The amount of finance charges generated for each period that an income statement is presented in your Form 10-K.

     Please include in your explanation any applicable pronouncements that support your accounting treatment. We may have further comments.

a.	The Company does not issue the stock certificate until after all consideration has been received.

b.	Issuance of common shares is journalized as follows:

     Debit Accounts receivable, stock

     Credit Paid in capital

Mr. Michael Moran
April 4, 2005

     The payment of common shares is journalized as follows:

     Debit Cash

     Credit Accounts receivable, stock

c.	Accounts receivable arising from stock sales is presented as a deduction from stockholders’ equity to the extent the receivable was not paid in cash prior to the date of the reports.

d.	Finance charges are not and have not been generated on the existing payment plan for shares of stock.

Consolidated Statements of Income, page F-3

5.	Please tell us if the veterinarian of record is the purchaser of ProConn Products that makes them eligible to receive sales incentives on qualified purchases. Also, tell us how you account for these sales incentives, how you characterize the consideration in your income statement and why your accounting treatment is in accordance with EITF 01-09, if applicable. Alternatively, if your accounting treatment is in accordance with a different accounting pronouncement, please advise. We may have further comments.

     The veterinarian of record becomes eligible to receive sales incentives as defined by EITF 01-09 by signing an agreement to provide various services to producers or customers.

     In reference to EITF 01-09, the Task Force reached a consensus that “a cost incurred by the vendor for assets or services received from the customer and therefore should be characterized as a cost or expense when recognized in the vendor’s income statement.” Two conditions must be met. First, the Company receives, or will receive, an identifiable benefit (services) in return for the consideration. The identified benefit is separable from the recipient’s purchase of the Company’s products. Secondly, the Company can reasonable estimate the fair value of the benefit to be received from the veterinarian of record.

     The Company’s sales incentives accounting treatment as defined by EITF 01-09 is in accordance with EITF No. 01-09 paragraph 9 (a) and (b).

Consolidated Statements of Income, page F-3

6.	Please expand your disclosure for each different type of revenue transaction identified to describe the nature of the transaction and your revenue recognition policy. Convey whether your revenues from each type of agreement are presented on a gross or net basis and clarify for investors why that form of presentation is appropriate.

     ( ) Revenue recognition:

     The “buy/sell,” consignment, and agency sales transactions applies to the provisions of the SEC Staff Accounting Bulletin No. 101, “Revenue Recognition.” The revenue from “buy/sell”

Mr. Michael Moran
April 4, 2005

and consignment transactions are recorded at gross. Agency sales are a transaction presented on a net basis.

Consolidated Statements of Income, page F-3

7.	Please provide us with a discussion that supports your accounting policies for reporting revenue transactions based on the gross amount billed to a customer as opposed to the net amount retained because you have earned a commission or fee. Please reference the indicators of gross and net revenue reporting listed in paragraphs 7 through 17 of EITF No. 99-19 in your explanation of the relevant facts and circumstances including the relative strength of the indicators in your final conclusions. Specifically provide an explanation for the following revenue streams and any others that exist and have not been identified in your request.

e.	Traditional “buy/sell” transactions;

f.	Consignment transactions; and

g.	Agency arrangements with your product manufacturers.

     The Company sells animal health products which constitutes all of its gross sales. Traditional “buy/sell” transactions account for a significant majority of the Company’s business. In this type of transaction the customer places an order with the Company, which is then picked, packed, shipped, invoiced to the customer, followed by payment from the customer to the Company. The traditional “buy/sell” transactions are indicators of gross revenue reporting. In the EITF 99-19 discussion, the following indicators validate the gross revenue reporting. The Company is the primary obligor in the arrangement. The Company provides a product desired by the customer and the Company is responsible for the fulfillment of products purchased. The Company has general inventory risk (before customer order is placed or upon customer return). The Company takes title to the product before the product is ordered by the customer and the Company will take title to the product if it is returned by the customer. The company has latitude in establishing price. The Company establishes the exchange price with a customer for products sold. The Company has discretion in supplier selection. The Company has discretion to select the supplier that will provide products to the customer. The Company is involved in the determination of product or service specifications. The Company has physical loss inventory risk (after customer order or during shipping). The Company has credit risk. The Company assumes the credit risk for the amount billed to the customer for products purchased.

     The “consignment” transactions account for approximately 1 1/2 percent (1.5%) of the Company’s business. The Company inventories these products for the manufacturer but does not pay the manufacturer until the product is sold to the customer and reported to the manufacturer. The Company is responsible for maintaining insurance on the products but the value of the product is not included in the inventory for accounting purposes. The indicators of gross reporting (according to EITF 99-19) include the Company is the primary obligor in the arrangement. The Company is responsible for fulfillment of the products ordered to the customer. The Company has physical loss inventory risk (after customer order or during shipping). The Company has credit risk for amounts of consigned goods billed to the customer. But, weaker indicators (according to EITF 99-19) that revenues should be reported at net include that the Company does not have latitude in

Mr. Michael Moran
April 4, 2005

establishing price on the product to be sold to the customer. The amount the Company earns is a fixed dollar amount per customer transaction.

     A third transaction model used by the Company is termed the “agency agreement.” Under this approach, the Company receives orders for products from its customer. The Company transmits the order to the manufacturer who then picks, packs, ships, invoices and collects payment from the customer. The Company receives a commission payment for soliciting the order as well as other customer service activities. The Company’s operating expenses associated with this type of sale may be lower than the traditional buy/sell transaction. The mode of selling products to veterinarians is dictated by the manufacturer. Strong indicators (according to EITF 99-19) that revenues should be reported at net include that the Company does not have general inventory risk (before a customer order is placed or upon customer return). The Company does not have latitude in establishing prices. The Company does not have physical loss inventory risk (after customer order or during shipping). The Supplier (not the Company) is the primary obligor in the arrangement. The Supplier (and not the Company) has credit risk.

Consolidated Statements of Cash Flows, page F-5

8.	Please tell us why the proceeds for the issuance of shares subject to mandatory redemption and the issuance of common stock reflected in your cash flow statements do not agree with the amounts similarly described in your statement of stockholders’ equity. We may have further comments.

     The reason why the proceeds for the issuance of shares subject to mandatory redemption and the issuance of common stock reflected in the Company’s cash flow statements do not agree with the amounts similarly described in the Company’s statement of stockholders’ equity was due to the reclassification of the shares subject to mandatory redemption as stated in SFAS 150 as of the balance sheet date July 31, 2004.

Note 2 – Summary of Significant Accounting Policies, page F-6
Direct Shipping and Handling Costs, page F-8

9.	Please disclose the amount of direct handling costs excluded from cost of sales for each period presented. Please show us what your revised disclosures will look like.

Direct Shipping and Handling Costs – Freight and other direct shipping costs are included in “Cost of Sales” on the Consolidated Statements of Income. Direct handling costs are reflected in “Operating, general and administrative expenses.” Such costs represent direct compensation costs of employees who store, move, and prepare products for shipment to the Company’s customers. Direct handling costs were $4.2 million, $3.6 million and $1.1 million for 2004, 2003, and 2002 respectively.

Note 8-Long-Term Debt, page F-13

10.	Please expand to include disclosures of the restrictions on the payment of dividends. See rule 4-08 of Regulation S-X.

Mr. Michael Moran
April 4, 2005

     NOTE 8 – LONG-TERM DEBT ( )

     Under these debt and credit agreements, the Company is required to maintain certain net worth and leverage ratios. In addition, our debt agreements contain a number of covenants, among other things, that restrict our and our subsidiaries’ ability to pay dividends. The Company was in compliance with all covenants under the borrowing agreements at July 31, 2004 and 2003.

Note 13 – Segment Information, page F-17

11.	Please tell us what consideration you gave to including disclosure of revenues for each group of similar products and services as required by paragraph 37 of SFAS 131.

     The Company has three reportable segments: Wholesale Distribution, Logistic Services, and Direct Customer Services which provides products and/or services which are all animal health related to different types of customers in the animal health industry. It would be impracticable (paragraph 37 of SFAS 131) to report the revenues from external customers for each product and service or each group of similar products and services for each reportable segment. The Company’s reportable segments all provide essentially the same products and services.

     In connection with responding to the comments, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to contact Pam Mittlieder at (402) 829-5362 if you have any additional questions.

Respectfully Submitted, /s/ Dr. Lionel L. Reilly President and Chief Executive Officer